UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building A, Room 204

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Unaudited Interim Financial Statements and Notes

On September 5, 2025, Autozi Internet Technology (Global) Ltd. (the “Company”) furnished its unaudited interim balance sheet and income statement for the six months ended March 31, 2025 on a current report on Form 6-K (the “Original Report”). This Amendment No. 1 to the Original Report (this “Amendment”) is being furnished solely to provide an updated version of the financial statements previously included in the Original Report. The updated unaudited interim financial statements and related notes are filed as Exhibit 99.1 to this Amendment and the management’s discussion and analysis of financial condition and results of operations are filed as Exhibit 99.2 to this Amendment.

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Exhibits

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Interim Condensed Consolidated Financial Statements of Autozi Internet Technology (Global) Ltd. for the Six Months Ended March 31, 2025 and 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

Date: December 8, 2025	By:	/s/ Houqi Zhang
	Name:	Houqi Zhang
	Title:	CEO and Chairman of the Board

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